October 28, 2015

Via EDGAR TRANSMISSION

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re: Fredric N. Eshelman, Pharm.D.

Ladies and Gentlemen:

On behalf of our client, Fredric N. Eshelman, Pharm.D. (“Dr. Eshelman”), we are filing via EDGAR a preliminary consent statement on Schedule 14A, in connection with the solicitation by Dr. Eshelman of consents from the holders of shares of common stock of Puma Biotechnology, Inc. (“Puma”) to increase the size of Puma’s board of directors from five (5) to nine (9) directors and elect four (4) new directors.

If you have any questions regarding this filing, please contact Richard Brand at Cadwalader, Wickersham & Taft LLP at (212) 504-5757.

Very truly yours,

/s/ Richard M. Brand

cc: Fredric N. Eshelman

Richard M. Brand    Tel 212-504-5757    Fax +1 212 504 6666    richard.brand@cwt.com